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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                AMENDMENT NO. 1*

                                      to

                                SCHEDULE 14D-9

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                    MAGICWORKS ENTERTAINMENT INCORPORATED
                          (Name of Subject Company)

                    MAGICWORKS ENTERTAINMENT INCORPORATED
                      (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                ---------------

                                 558909 10 7
                    (CUSIP Number of Class of Securities)

                                ---------------

                                BRAD KRASSNER
             CO-CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                    MAGICWORKS ENTERTAINMENT INCORPORATED
                       930 WASHINGTON AVENUE, 5TH FLOOR
                          MIAMI BEACH, FLORIDA 33139
                                (305) 532-1566
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications
                  on Behalf of the Person Filing Statement)

                                ---------------

                                  Copies to:

                              GARY EPSTEIN, ESQ.
                           GREENBERG TRAURIG, P.A.
                             1221 BRICKELL AVENUE
                             MIAMI, FLORIDA 33131
                                (305) 579-0500

*Constituting the final amendment to this Schedule 14D-9
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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated August 13, 1998 (the "Schedule 14D-9"), with respect to the tender offer (the "Offer") by MWE Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of SFX Entertainment, Inc. ("Parent"), a Delaware corporation, to purchase all outstanding shares (the "Shares") of the common stock, par value $.001 per share, of Magicworks Entertainment Incorporated (the "Company"), a Delaware corporation, at a price of $4.00 per Share, upon the terms and conditions set forth in the Offer to Purchase, dated August 13, 1998, and the related letter of transmittal. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended to add the following paragraph:

     The Offer expired at 12:00 Midnight, New York City time, on September 10, 1998. At the completion of the Offer, a total of 26,404,645 Shares were tendered pursuant to the Offer, representing approximately 98.75% of the outstanding Shares of the Company. Purchaser accepted for payment all Shares validly tendered and not withdrawn in the Offer. A copy of the press release issued by Parent on September 11, 1998 is attached hereto as Exhibit (c)(10) and incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 9 is hereby amended and supplemented to add the following:

EXHIBIT
NUMBER                   DESCRIPTION
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(c)(10)          Press Release, dated September 11, 1998



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                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 1998                     MAGICWORKS ENTERTAINMENT INCORPORATED


                                       By: /s/ Steven Chaby
                                       ---------------------------------------
                                       Steven Chaby, Vice President-Finance
                                         and Treasurer




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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                   DESCRIPTION
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(c)(10)          Press Release, dated September 11, 1998